UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

JDA SOFTWARE GROUP, INC.

(Name of issuer)

Common Stock, $0.01 par value

(Title of class of securities)

46612K108

(CUSIP number)

Praesidium Investment Management Company, LLC 747 Third Avenue, 35th Floor New York, NY 10017 Tel. No.: (212) 821-1495

(Name, address and telephone number of person authorized to receive notices and communications)

- with copies to - Burke McDavid Akin Gump Strauss Hauer & Feld LLP 1700 Pacific Avenue, Suite 4100 Dallas, Texas 75201-4618 (214) 969-2800 March 12, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46612K108	Page 2 of 8 Pages

(1)	Names of reporting persons Praesidium Investment Management Company, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (Funds from Investment Advisory Clients)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,004,749
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,204,087
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,204,087
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.5%
(14)	Type of reporting person (see instructions) IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No. 46612K108	Page 3 of 8 Pages

(1)	Names of reporting persons Kevin Oram
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (Funds from Investment Advisory Clients)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,004,749
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,204,087
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,204,087
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.5%
(14)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No. 46612K108	Page 4 of 8 Pages

(1)	Names of reporting persons Peter Uddo
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (Funds from Investment Advisory Clients)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,004,749
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,204,087
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,204,087
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.5%
(14)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

Page 5 of 8 Pages

This Schedule 13D relating to shares of common stock (“Common Stock”), of JDA Software Group, Inc., a Delaware corporation (the “Issuer”) is being filed on behalf of (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company (“Praesidium”), (ii) Kevin Oram and (iii) Peter Uddo (together with Praesidium and Mr. Oram the “Reporting Persons”).

Item 2.	Identity and Background

(a) This statement is filed by: (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company (“Praesidium”), (ii) Kevin Oram and (iii) Peter Uddo (together with Praesidium and Mr. Oram the “Reporting Persons”).

Praesidium, in its capacity as investment manager to certain managed accounts and investment fund vehicles on behalf of investment advisory clients (collectively, the “Accounts”), has sole power to vote 3,004,749 shares of Common Stock held in the Accounts and to dispose of the shares of 3,204,087 shares of Common Stock held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to control Praesidium.

(b) The business address of the Reporting Persons is 747 Third Avenue, 35th Floor New York, NY 10017.

(c) The principal business of Praesidium is the management of the assets and activities of certain managed accounts. Mr. Oram and Mr. Uddo serve as managing members of Praesidium.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Praesidium is a Delaware limited liability company. Each of Mr. Oram and Mr. Uddo are United States citizens.

Page 6 of 8 Pages

Item 3.	Source and Amount of Funds

The net investment costs (including commissions, if any) of the shares of Common Stock directly owned by the Accounts is approximately $26.36 per share.

Item 4.	Purpose of Transaction

Consistent with its investment purpose, the Reporting Persons expect to engage in communications with one or more officers, members of the board of directors (the “Board”), representatives, shareholders of the Issuer and other relevant parties concerning the business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans of the Issuer that may result in the Reporting Persons proposing one or more ideas that, if effectuated, may result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Depending on such communications, and subject to the conditions below, the Reporting Persons may make additional purchases or may sell or transfer Common Stock beneficially owned by them from time to time in public transactions. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) — (b) The Reporting Persons beneficially own 3,204,087 shares of Common Stock, which represents 7.5% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of shares of Common Stock beneficially owned by each Reporting Person as of March 12, 2012 as set forth in this Schedule 13D, by (ii) the 42,550,546, shares of Common Stock outstanding as of October 24, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 31, 2011.

Praesidium, in its capacity as investment manager to the Accounts has sole power to vote 3,004,749 shares of Common Stock and the power to dispose of the 3,204,087 shares of Common Stock held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to beneficially own the Common Stock held in the Accounts.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.

(d) Not Applicable.

(e) Not Applicable.

Page 7 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The powers of disposition and voting, if any, of the Reporting Persons are held pursuant to certain advisory agreements entered into among the Reporting Persons and each of the relevant investment advisory clients.

Item 7.	Material to be Filed as Exhibits

Exhibit 1.	Joint filing agreement by and among the Reporting Persons.

Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2012

PRAESIDIUM INVESTMENT MANAGEMENT COMPANY, LLC

By:	/s/ Kevin Oram
Name: Kevin Oram Title: Managing Member

KEVIN ORAM

By:	/s/ Kevin Oram

PETER UDDO

By:	/s/ Peter Uddo